SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SHOPIFY INC.

(Name of Issuer)

CLASS A SUBORDINATE VOTING SHARES

(Title and Class of Securities)

82509L107

(CUSIP Number)

DECEMBER 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 82509L107	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOBIAS LÜTKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,380,981 (1)
6 SHARED VOTING POWER 8,968,500 (2)
7 SOLE DISPOSITIVE POWER 1,380,981 (1)
8 SHARED DISPOSITIVE POWER 8,968,500 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,349,481 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.2% (3)
12	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 479,500 Class A subordinate voting shares beneficially owned by Tobias Lütke and (ii) 901,481 stock options that are exercisable into Class B multiple voting shares within 60 days after December 31, 2015. Each Class B multiple voting share is convertible at the holder's option at any time into one Class A subordinate voting share.

(2)
Consists of (i) 216,000 Class A subordinate voting shares and 8,489,000 Class B multiple voting shares held by 7910240 Canada Inc., which Tobias Lütke is deemed to beneficially own, and (ii) 263,500 Class A subordinate voting shares held in trust by the Tobias Lütke Family, for which Tobias Lütke serves as trustee. Each Class B multiple voting share is convertible at the holder's option at any time into one Class A subordinate voting share.

(3)
Based on 56,877,089 Class A subordinate voting shares outstanding as of December 31, 2015 and the aggregate number of Class B multiple voting shares and stock options exercisable into Class B multiple voting shares within 60 days after December 31, 2015 beneficially owned by Tobias Lütke, which are included only for purposes of computing the percentage ownership of the Reporting Person.

CUSIP No. 82509L107	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 7910240 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
6 SHARED VOTING POWER 8,705,000 (1)
7 SOLE DISPOSITIVE POWER
8 SHARED DISPOSITIVE POWER 8,705,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,705,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3% (2)
12	TYPE OF REPORTING PERSON CO

(1)
Consists of 216,000 Class A subordinate voting shares and 8,489,000 Class B multiple voting shares, in each case held by 7910240 Canada Inc. Tobias Lütke owns all equity interests in 7910240 Canada Inc. Each Class B multiple voting share is convertible at the holder's option at any time into one Class A subordinate voting share.

(2)
Based on 56,877,089 Class A subordinate voting shares outstanding as of December 31, 2015 and the aggregate number of Class B multiple voting shares held by 7910240 Canada Inc., which are included only for purposes of computing the percentage ownership of the Reporting Person.

CUSIP No. 82509L107	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOBIAS LÜTKE FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
6 SHARED VOTING POWER 263,500 (1)
7 SOLE DISPOSITIVE POWER
8 SHARED DISPOSITIVE POWER 263,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 263,500 Class A subordinate voting shares held in trust by the Tobias Lütke Family Trust, for which Tobias Lütke serves as trustee.
(2)	Based on 56,877,089 Class A subordinate voting shares outstanding as of December 31, 2015.

CUSIP No. 82509L107	Schedule 13G

Item 1.

(a)	The name of the issuer is Shopify Inc. (the "Issuer").

(b)	The Issuer's principal executive offices are located at:

150 ELGIN STREET, 8TH FLOOR
OTTAWA, ONTARIO, CANADA K2P 1L4

Item 2.

(a)	The names of the persons (collectively, the "Reporting Persons") filing this Schedule 13G (this "Statement") are:

Tobias Lütke
7910240 Canada Inc.
Tobias Lütke Family Trust

(b)	The principal business office for each of the Reporting Persons is
150 ELGIN STREET, 8TH FLOOR, OTTAWA, ON, CA, K2P 1L4
(c)	Citizenship:
CANADIAN
(d)	This Statement relates to the Class A subordinate voting shares of the Issuer.

(e)	The CUSIP Number of the Class A subordinate voting shares is 82509L107.

Item 3.	Filing Category.

Not applicable.

CUSIP No. 82509L107	Schedule 13G

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each cover page.

(b)	Percent of Class: See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote of shares:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of shares:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of shares:

See Item 8 of each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. 82509L107	Schedule 13G

Item 8.	Identification and Classification of Members of a Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

TOBIAS LÜTKE

/s/ Tobias Lütke

7910240 CANADA INC.

By:	/s/ Tobias Lütke
	Name: Title:	Tobias Lütke Director

TOBIAS LÜTKE FAMILY TRUST

By:	/s/ Tobias Lütke
	Name: Title:	Tobias Lütke Trustee